Exhibit 21

AEP Industries Inc.
List of Subsidiaries of AEP Industries Inc.
At January 17, 2006

Subsidiary		Country of Incorporation
1.	AEP Belgium SA	Belgium
2.	AEP Bordex BV	Netherlands
3.	AEP Canada Inc.	Canada
4.	AEP Industries (Australia) Pty. Limited	Australia
5.	AEP Films & Laminates Pty. Limited	Australia
6.	AEP Industries (Netherlands) BV	Netherlands
7.	AEP Industries (NZ) Limited	New Zealand
8.	AEP Industries Packaging (Espana) SA	Spain
9.	AEP Rigid Packaging Beuningen BV	Netherlands
10.	AEP Rigid Packaging Venlo BV	Netherlands
11.	AEP Industries (UK) Ltd.	UK
12.	Duplas Pty. Ltd	Australia
13.	AEP Italia SrL	Italy
14.	Fiap SpA	Italy
15.	Termofin srl	Italy
16.	Fiap Hellas SA	Greece
17.	AEP Industries Polska.Sp. zoo.	Poland